Exhibit 77(e)(8)

September 6, 2008

Paul Mahan
Pioneer Investment Management, Inc.
60 State Street, 17th Floor
Boston, MA 02109

Dear Mr. Mahan:

Pursuant to Sections 1 and 6 of the Portfolio Management Agreement dated April 29, 2005, as amended, among ING Investors Trust, Directed Services, LLC and Pioneer Investment Management, Inc. (the “Agreement”) we hereby notify you of our intention to modify the fees payable to Pioneer Investment Management, Inc. for ING Pioneer Mid Cap Value Portfolio (the “Portfolio”), effective September 6, 2008, upon all of the terms and conditions set forth in the Agreement.

Upon your acceptance, the Agreement will be modified to give effect to the foregoing by amending Amended Schedule A of the Agreement.  A form of the Amended Schedule A, which indicates the annual portfolio management fees for the Portfolio, is attached hereto.

Please signify your acceptance to the modified portfolio management fees, with respect to the Portfolio, by signing below.

Very sincerely,

/s/ Todd Modic

Todd Modic
Senior Vice President
ING Investors Trust

ACCEPTED AND AGREED TO:
Pioneer Investment Management, Inc.

By:           /s/ Mark D. Goodwin
Name:      Mark Goodwin
Title:         Chief Financial Officer,  Duly Authorized

7337 E. Doubletree Ranch Rd. Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.ingfunds.com	ING Investors Trust

AMENDED SCHEDULE A
COMPENSATION FOR SERVICES TO SERIES

For the services provided by Pioneer Investment Management, Inc. (the “Portfolio Manager”) to the following Series of the Trust, pursuant to the attached Portfolio Management Agreement, Directed Services, LLC will pay the Portfolio Manager a fee, computed daily and payable monthly, based on the average daily net assets of the Series at the following annual rates of the average daily net assets of the Series:

SERIES	RATE
ING Pioneer Equity Income Portfolio and ING Pioneer Fund Portfolio	0.35% on first $500 million in combined assets of these Series; 0.30% on assets thereafter
ING Pioneer Mid Cap Value Portfolio	0.35% on the first $1 billion in assets; 0.30% on the next $500 million in assets; and 0.25% on assets thereafter

If this Agreement becomes effective or terminates before the end of any month, the fee for the period from the effective date to the end of the month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion that such period bears to the full month in which such effectiveness or termination occurs.